RESIGNATION LETTER

July 1, 2021

To the Shareholders and Board of Directors of

Elektros, Inc.

Gentlemen:

This letter serves as notice that as of the date hereof, I hereby resign from my position as Chief Executive Officer, Chief Financial Officer, President, Director, Secretary, and Treasurer, of Elektros, Inc. (the “Corporation”). My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

By: /s/ Levi Jacobson

Name: Levi Jacobson